UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 29, 2024

Date of Report (date of earliest event reported)

GigCapital5, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-40839	86-1728920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

GigCapital5, Inc.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.0001 par value	QTI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On February 29, 2024, GigCapital5, Inc., (the “Company”) announced that its previously announced business combination with QT Imaging, Inc. will take place on March 4, 2024, and that the Company will thereafter rename itself as QT Imaging Holdings, Inc.

A copy of the press release issued by the Company announcing the consummation of its business combination is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information furnished in this Item 8.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the business combination between GigCapital5 and QT Imaging Holdings and the closing of those transactions, and statements regarding QT Imaging Holdings’s management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Current Report are based on our current expectations and beliefs made by the management of GigCapital5 and QT Imaging in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on QT Imaging and GigCapital5 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting QT Imaging Holdings or GigCapital5 will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including regulatory approvals, the ability of the post-combination company to meet the Nasdaq listing standards, product and service acceptance, and that QT Imaging Holdings will have sufficient capital to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital5’s filings with the SEC, and in GigCapital5’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this Current Report are made as of the date hereof, based on information available to GigCapital5 and QT Imaging Holdings as of the date hereof, and GigCapital5 and QT Imaging Holdings assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release, dated February 29, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 29, 2024

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer

Exhibit 99.1

GIGCAPITAL5, INC. ANNOUNCES CLOSING DATE FOR BUSINESS COMBINATION WITH QT IMAGING

QT Imaging Holdings, Inc. Expected to Begin Trading on Nasdaq Under Ticker Symbols “QTI” on March 5, 2024

PALO ALTO, Calif. – February 29, 2024, 2024—GigCapital5, Inc. (“GigCapital5”; Nasdaq: GIA), a Private-to-Public Equity (PPE)TM entity also known as special purpose acquisition company (“SPAC”), today announced that the completion of their previously announced business combination (the “Business Combination”) with QT Imaging, Inc. (“QT Imaging”), a technology company engaged in an innovative automated breast imaging system producing high-resolution transmission ultrasound images, will take place on March 4, 2024. The Business Combination was approved at an Annual Meeting of GigCapital5’s stockholders on February 20, 2024. Upon completion of the Business Combination, the combined company will change its name to QT Imaging Holdings, Inc. (“QT Imaging Holdings”). QT Imaging Holdings’ shares of common stock are expected to commence trading on the Nasdaq on March 5, 2024 under the new ticker symbols “QTI”.

QT Imaging is a medical device company engaged in the research, development and commercialization of innovative body imaging systems using low energy sound. Supported by a team with well-established roots in the medical device and healthcare industries, QT Imaging’s technologies leverage unprecedented detection and monitoring capabilities and premarket FDA clearance, and its safe, affordable, and accessible treatments are poised to tackle critical healthcare challenges with accuracy and precision. The Company is well positioned to leverage the significant growth opportunities in the patient, medical professional, and teaching hospital markets.

Dr. John Klock, Chief Executive Officer of QT Imaging, said, “The completion of our business combination with GigCapital5 and emergence as a publicly-traded company is a landmark achievement for QT Imaging, and one that we would not have reached without the hard work and focus of our dedicated employees and the support of our partner, GigCapital5.”

Dr. Raluca Dinu, Founding Managing Partner of GigCapital Global and CEO of GigCapital5, said, “The GigCapital team is very proud to have closed our fifth business combination, GigCapital5 with QT Imaging. We stand committed to our mission to guide brilliant teams like QT Imaging as they navigate the journey of becoming a major public enterprise. We are pleased to continue to actively support QT Imaging’s growth as part of its Board of Directors and in any other capacity that may be required, as the company enters its next phase of innovation, commercialization, and growth, and we believe it is very well positioned to address rapidly growing customer demand for solutions that augment medical imaging for critical detection, diagnosis, and treatment of disease.”

Dr. Avi Katz, Founding Managing Partner of GigCapital Global and Executive Chairman of the Board of GigCapital5, said, “We are excited about the partnership with QT Imaging. This combination is yet again a successful demonstration of our Private-to-Public Equity (PPE)™ method and our mission to be involved in enterprises that seek to improve the life quality and equality of our planet inhabitants, where we actively partner with leading innovators and differentiators of privately-held high-tech companies on the next chapter of the journey, as a fast-growing public company.”

Advisors

Exit Strategy Partners, LLC introduced the parties and advised QT Imaging, Inc. in the transaction. Brown Rudnick LLP is serving as legal counsel and BPM LLP is serving as auditor to QT Imaging. William Blair is serving as Capital Markets Advisor, DLA Piper LLP (US) is serving as legal counsel, and BPM LLP is serving as auditors to GigCapital5.

About QT Imaging Holdings

QT Imaging is a medical device company founded in 2012 and engaged in the research, development, and commercialization of innovative body imaging systems using low energy sound. QT Imaging believes that medical imaging is critical to the detection, diagnosis, and treatment of disease and that it should be safe, affordable and accessible and its goal is to improve global health outcomes through the development and commercialization of imaging devices that address critical healthcare challenges with accuracy and precision. For more information, please visit: http://QTimaging.com.

About GigCapital5

GigCapital5, Inc. is a Private-to-Public Equity (PPE)™ company, also known as a blank check company or special purpose acquisition company (SPAC), focusing on the technology, media and telecommunications (TMT) and sustainable industries. It was sponsored by GigAcquisitions5, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses.

“Private-to-Public Equity (PPE)” is a trademark of GigFounders, LLC, an affiliate GigCapital5, and are used pursuant to agreement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the business combination between GigCapital5 and QT Imaging Holdings and the closing of those transactions, and statements regarding QT Imaging Holdings ’s management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of GigCapital5 and QT Imaging in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on QT Imaging and GigCapital5 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting QT Imaging Holdings or GigCapital5 will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including regulatory approvals, the ability of the post-combination company to meet the Nasdaq listing standards, product and service acceptance, and that QT Imaging Holdings will have sufficient capital to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital5’s filings with the SEC, and in GigCapital5’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital5 and QT Imaging Holdings as of the date hereof, and GigCapital5 and QT Imaging Holdings assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

CONTACTS:

For GigCapital5:

ICR

Brian Ruby

Brian.ruby@icrinc.com